Mindcurrent Inc.

Financial Statements for the year ended 2019 (Unaudited)

Profit and Loss

January - December 2019

	Total
INCOME	
Uncategorized Income	0.00
Total Income	**$0.00**
GROSS PROFIT	**$0.00**
OPERATING EXPENSES	
Contractors	474,132.39
Advertising & Marketing	34,780.04
Office Supplies & Software	23,178.09
Legal & Professional Services	8,332.20
Rent & Lease	2,499.75
General & Administrative	1,272.35
Meals & Entertainment	715.76
Travel	495.50
Total Operating Expenses	**$545,406.08**
NET OPERATING INCOME	**$-545,406.08**
NET INCOME	**$-545,406.08**

(Unaudited financials)

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mindcurrent Business Checking	2,395.93
Mindcurrent Business Savings	100.01
IntentWave Business Checking	-356.77
Total Bank Accounts	**$2,139.17**
Total Current Assets	**$2,139.17**
TOTAL ASSETS	**$2,139.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Mindcurrent Business Credit Card	14,782.08
Total Credit Cards	**$14,782.08**
Total Current Liabilities	**$14,782.08**
Long-Term Liabilities	
Notes Payable	
Andrew Jensen	50,000.00
Corinne Federer	50,000.00
Daniel Cunningham	200,00.00
Kevin Bierly	50,000.00
Rachel Andrews	50,000.00
Vinamra Kothari	40,000.00
Westside Startup Fund 5	20,200.00
Total Notes Payable	**$460,200.00**
Total Long-Term Liabilities	**$460,200.00**
Total Liabilities	**$474,982.08**
Equity	
Opening Balance Equity	71,763.17
Owner's Investment	800.00
Retained Earnings	
Net Income	-545,406.08
Total Equity	**$-472,842.91**
TOTAL LIABILITIES AND EQUITY	**$2,139.17**

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-545,406.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Mindcurrent Business Credit Card	14,782.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$14,782.08**
Net cash provided by operating activities	**$-530,624.00**
FINANCING ACTIVITIES	
Note Payable: Andrew Jensen	50,000.00
Note Payable: Corinne Federer	50,000.00
Note Payable: Daniel Cunningham	200,000.00
Note Payable: Kevin Bierly	50,000.00
Note Payable: Rachel Andrews	50,000.00
Note Payable: Vinamra Kothari	40,000.00
Note Payable: Westside Startup Fund 5	20,200.00
Opening Balance Equity	71,763.17
Owner's Investment	800.00
Net cash provided by financing activities	**$532,763.17**
NET CASH INCREASE FOR PERIOD	**$2,139.17**
CASH AT END OF PERIOD	**$2,139.17**

(Unaudited financials)

Profit and Loss

	Total
INCOME	
Revenue	0.00
Returns, Allowances, and Discounts	0.00
Total Revenue	**0.00**
Total Income	**0.00**
GROSS PROFIT	**0.00**
EXPENSES	
Facilities	
Rent & Lease	2,499.75
Total Facilities	**2,499.75**
General & Administrative	
Bank Fees	1,272.35
Total General & Administrative	**1,272.35**
IT Expense	
Software & Web Services	23,178.09
Total IT Expense	**23,178.09**
Meals & Entertainment	715.76
Professional Fees	
Engineering, Product & Design	474,132.39
Legal	8,332.20
Total Professional Fees	**482,464.59**
Sales & Marketing	
Advertising & Marketing	34,780.04
Total Selling & Marketing	**34,780.04**
Travel	
Travel	495.50
Total Travel	**495.50**
Total Expenses	**545,406.08**
NET OPERATING INCOME	**-545,406.08**
OTHER INCOME	
Other Income	0.00
Total Other Income	**0.00**
NET OTHER INCOME	**0.00**
NET INCOME	**$-545,406.08**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mindcurrent Business Checking	2,395.93
Mindcurrent Business Savings	100.01
IntentWave Business Checking	-356.77
Total Bank Accounts	**2,139.17**
Other Current Assets	
Prepaid Expenses	0.00
Total Other Current Assets	**0.00**
Total Current Assets	**2,139.17**
Other Assets	
Rental Security Deposits	0.00
Total Other Assets	**0.00**
TOTAL ASSETS	**$2,139.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Mindcurrent Business Credit Card	14,782.08
Total Credit Cards	**14,782.08**
Total Current Liabilities	**14,782.08**
Long-Term Liabilities	
Notes Payable	
Andrew Jensen	50,000.00
Corinne Federer	50,000.00
Daniel Cunningham	200,00.00
Kevin Bierly	50,000.00
Rachel Andrews	50,000.00
Vinamra Kothari	40,000.00
Westside Startup Fund 5	20,200.00
Total Notes Payable	**$460,200.00**
Total Long-Term Liabilities	**$460,200.00**
Total Liabilities	**$474,982.08**
Equity	
Opening Balance Equity	71,763.17
Owner's Investment	800.00
Retained Earnings	
Net Income	-545,406.08
Total Equity	**$-472,842.91**
TOTAL LIABILITIES AND EQUITY	**$2,139.17**

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-545,406.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Mindcurrent Business Credit Card	14,782.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,782.08**
Net cash provided by operating activities	**-530,624.00**
FINANCING ACTIVITIES	
Note Payable: Andrew Jensen	50,000.00
Note Payable: Corinne Federer	50,000.00
Note Payable: Daniel Cunningham	200,000.00
Note Payable: Kevin Bierly	50,000.00
Note Payable: Rachel Andrews	50,000.00
Note Payable: Vinamra Kothari	40,000.00
Note Payable: Westside Startup Fund 5	20,200.00
Opening Balance Equity	71,763.17
Owner's Investment	800.00
Net cash provided by financing activities	**532,763.17**
NET CASH INCREASE FOR PERIOD	**2,139.17**
CASH AT END OF PERIOD	**$2,139.17**

Mindcurrent, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Mindcurrent, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from subscription fees paid by companies for their employees (or students or customers) receiving personal stress management through Mindcurrent's digital platform and personalized, private recommendations. Additionally, the company also receives revenue from custom content and development requests from subscribing companies.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory
The Company does not maintain any inventory items relevant to its operation. Property and Equipment

The Company does not currently capitalize any long-lived assets.

Goodwill

The Company does not currently capitalize any goodwill.

Extraordinary Items- Revenue

The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company leases office space used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2019 will expire if unused after tax year 2039. The Company's 2019 federal tax filing will be subject to review by the Internal Revenue Service until 2023.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2019 will be subject to review by that State until the expiration of the statutory period in 2023.

NOTE E- EQUITY BASED COMPENSATION

In 2019, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2019, options issued, available, and exercised were as follows:

Options Authorized 5,000,000
Options Issued 0
Options Available 5,000,000

NOTE F- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 6% per annum and have thirty-six month terms, with the earliest commencing in September of 2021. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H - RELATED PARTY TRANSACTIONS

As disclosed in the Balance Sheet, the Company carries notes payables in total of $460,200 and $240,000 of the total notes payables is from two major shareholders' families. The Company has no other reportable related party transactions except above stated transactions of notes from shareholders' families and accrued interests.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.